EXHIBIT 10.1

RALPH LAUREN CORPORATION
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (the “Agreement”) is made effective as of the 31st day of March, 2019 (the “Effective Date”), by and between Ralph Lauren Corporation, a Delaware corporation (the “Corporation”), and Jane Nielsen (the “Executive”).
WHEREAS, the Executive has been employed with the Corporation pursuant to an Employment Agreement dated September 7th, 2016 (the “2016 Employment Agreement”); and
WHEREAS, the Corporation and Executive wish to amend and restate such 2016 Employment Agreement effective as of the Effective Date.
NOW THEREFORE, in consideration of the mutual covenants and premises contained herein, the parties hereby agree as follows:
ARTICLE I
EMPLOYMENT
1.1          Employment Term.  The Corporation hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Corporation, on the terms and conditions set forth herein and in accordance with the terms of the attached term sheet dated March 31st 2019 (the “Term Sheet”).  The employment of the Executive by the Corporation under this Agreement shall be effective as of the Effective Date and will continue until the close of business on September 7, 2022, subject to earlier termination in accordance with the terms of this Agreement (the "Term").  The Term shall be automatically extended so as to end on the date that is exactly one year later than the date on which the Term then ends unless either party notifies the other in writing of its intention not to extend the Term at least 180 days prior to the commencement of the next scheduled extension (a “NonExtension Notice”).
1.2          Position and Duties.  During the Term the Executive shall faithfully, and in conformity with the directions of the Board of Directors of the Corporation and any Committee thereof (the “Board”) or the Chief Executive Officer of the Corporation (“Management”), perform the duties of her employment, and shall devote to the performance of such duties her full work time and attention.  During the Term the Executive shall serve as the Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Corporation and shall take on any additional senior management duties as the Board or Management may from time to time direct.  During the Term, the Executive may engage in outside activities provided those activities do not conflict with the duties and responsibilities enumerated hereunder, and provided further that the Executive receives written approval in advance from Management for any outside business activity that may require significant expenditure of the Executive’s time in which the Executive plans to become involved, whether or not such activity is pursued for profit.  The Executive shall be excused from performing any services hereunder during periods of temporary incapacity and during vacations in accordance with the Corporation’s disability and vacation policies.
1.3          Place of Performance.  The Executive shall be employed at the principal offices of the Corporation located in New York, New York, except for required travel on the Corporation’s business.
1.4          Compensation and Related Matters.
(a)          Base Compensation.  In consideration of her services during the Term, the Corporation shall pay the Executive cash compensation at an annual rate of not less than one million and fifty thousand dollars ($1,050,000) (“Base Compensation”), less applicable withholdings.  Executive’s Base Compensation shall be subject to such increases as may be approved by the Board or Management.  The Base Compensation shall be payable as current salary, pursuant to the Corporation’s normal payroll practices, in installments not less frequently than monthly, and at the same rate for any fraction of a month unexpired at the end of the Term.
(b)          Bonus.  During the Term, the Executive shall have the opportunity to earn an annual bonus in accordance with any annual bonus program the Corporation maintains that would be applicable to the Executive and in accordance with the Term Sheet.
(c)          Stock Awards.  During the Term, the Executive shall be eligible to participate in the Ralph Lauren Corporation 2010 Long-Term Stock Incentive Plan or any successor thereto (the “Incentive Plan”).  All equity award grants to the Executive, if any, including but not limited to the grants set forth in the Term Sheet, are governed by the terms of the Incentive Plan and are subject, in all cases, to approval by the Compensation & Organizational Development Committee of the Board of Directors in its sole discretion.  In accordance with the Term Sheet and with the terms of the Incentive Plan, the Executive shall receive during the Term, annual grants of equity awards that are at least equivalent in value to the award amounts specified in the Term Sheet (not including the One-Time Stock Award and the Additional One-Time Stock Award), subject to the Executive’s continued employment at the time of each grant.  Such awards will vest in accordance with the terms of the Incentive Plan and, for purposes of early retirement status under the Incentive Plan, Executive shall be eligible for such early retirement status on September 7, 2022, provided that Executive remains continuously employed with the Corporation until that date.
(d)          Car Allowance.  During the Term, the Corporation shall pay the Executive a transportation allowance in the amount of one thousand five hundred dollars ($1,500) per month, payable consistent with the Corporation’s normal payroll practices.
(e)          Expenses.  During the Term, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in performing services hereunder, including all reasonable expenses of travel and living while away from home, provided that such expenses are incurred and accounted for in accordance with the policies and procedures established by the Corporation.  The Executive shall travel at the same level provided generally for executives at her level of seniority.
(f)          Vacations.  During the Term, the Executive shall be entitled to the number of vacation days in each fiscal year, and to compensation in respect of earned but unused vacation days, determined in accordance with the Corporation’s vacation program, but in no event less than four (4) weeks per year.  The Executive shall also be entitled to all paid holidays given by the Corporation to its employees.
(g)          Other Benefits.  The Executive shall be entitled to participate in all of the Corporation’s employee benefit plans and programs in effect during the Term as would by their terms be applicable to the Executive, including, without limitation, any pension and retirement plan, supplemental pension and retirement plan, deferred compensation plan, stock option plan life insurance plan, medical insurance plan, dental care plan, accidental death and disability plan, and sick/personal leave program (for all such plans and programs, only if such plans and programs exist).  The Corporation shall not make any changes in such plans or programs that would adversely affect the Executive’s benefits thereunder, unless such change occurs pursuant to a plan or program applicable to other similarly situated employees of the Corporation and does not result in a proportionately greater reduction in the rights or benefits of the Executive as compared with other similarly situated employees of the Corporation. Except as otherwise specifically provided herein, nothing paid to the Executive under any plan or program presently in effect or made available in the future shall be in lieu of the Base Compensation or any bonus payable under Sections 1.4(a) and 1.4(b) hereof.
ARTICLE II
TERMINATION OF EMPLOYMENT
2.1          Termination of Employment.  The Executive’s employment may terminate prior to the expiration of the Term under the following circumstances:
(a)          Without Cause.  The Executive’s employment shall terminate upon the Corporation notifying the Executive that her services will no longer be required.
(b)          Death.  The Executive’s employment shall terminate upon the Executive’s death.
(c)          Disability. If, as a result of the Executive’s incapacity due to physical or mental illness, the Executive shall have been absent and unable to perform the duties hereunder on a full-time basis for an entire period of six consecutive months, the Executive’s employment may be terminated by the Corporation following such six-month period.
(d)          Cause.  The Corporation may terminate the Executive’s employment for Cause.  For purposes hereof, “Cause” shall mean: (1) the willful and continued failure by the Executive to substantially perform her duties hereunder after demand for substantial performance is delivered to her by the Corporation that specifically identifies the manner in which the Corporation believes the Executive has not substantially performed her duties hereunder, (2) Executive’s conviction of, or plea of nolo contendere to, a crime (whether or not involving the Corporation) constituting any felony, (3) the willful engaging by the Executive in gross misconduct relating to the Executive’s employment that is materially injurious to the Corporation, monetarily or otherwise (including, but not limited to, conduct that constitutes competitive activity, in violation of Article III), or which subjects or if generally known would subject the Corporation to public ridicule.  For purposes of this paragraph, no act, or failure to act, on the Executive’s part shall be considered “willful” unless done, or omitted to be done, by her not in good faith and without reasonable belief that her action or omission was in the best interest of the Corporation.  Notwithstanding the foregoing, the Executive’s employment may be terminated for Cause only upon (x) reasonable written notice to the Executive setting forth the reasons for the Corporation’s intention to terminate for Cause, (y) the opportunity to cure (if curable) within 30 days of such written notice and (z) an opportunity for the Executive, together with her counsel, to be heard by the Corporation.
(e)          Voluntary Termination.  The Executive may voluntarily terminate the Executive’s employment with the Corporation at any time, with or without Good Reason.  For purposes of this Agreement, “Good Reason” shall mean a termination of employment by the Executive within sixty (60) days following the occurrence of (A) a material diminution in or material adverse alteration to Executive’s title, duties, base salary, annual bonus percentage, or position, provided that a removal of particular business units or functions from Executive’s purview, responsibility or management that does not alter her role as the Corporation’s Executive Vice President, Chief Operating Officer and Chief Financial Officer, shall not constitute a material diminution in or material adverse alteration to the Executive’s “position” for this purpose, (B) the relocation of the Executive’s principal office outside the area which comprises a fifty (50) mile radius from New York City,  (C) a failure of the Corporation to comply with any material provision of this Agreement, or (D) Executive being required to report to anyone other than the Chief Executive Officer or the Chairman, provided that the events described in clauses (A), (B), (C) and (D) above shall not constitute Good Reason (1) until the Executive provides written notice to the Corporation of the existence of such diminution, alteration, relocation, failure or requirement within ninety (90) days of the date she learned of its occurrence (or, if sooner, the date she would have learned of the occurrence had she exercised reasonable diligence); and (2) unless such diminution, alteration, relocation, failure or requirement (as applicable) has not been cured within thirty (30) days after written notice of such noncompliance has been given by the Executive to the Corporation.
2.2          Nonrenewal.  The Executive’s employment hereunder shall terminate at the end of the Term if either party elects not to extend the Term of this Agreement by delivery of a NonExtension Notice as contemplated by Section 1.1.
2.3          Date of Termination.  The date of termination shall be:
(a)          if the Executive’s employment is terminated by the Executive’s death, the date of the Executive’s death;
(b)          if the Executive’s employment is terminated by reason of Executive’s disability pursuant to Section 2.1(c) or by the Corporation pursuant to Sections 2.1(a) or 2.1(d), the date specified by the Corporation; and

(c)          if the Executive’s employment is terminated by the Executive, the date on which the Executive notifies the Corporation of her termination.
(d)          if the Executive’s employment is terminated by reason of the NonExtension Notice pursuant to Section 2.2, the expiration date of the Term.
2.4          Effect of Termination of Employment.
(a)          If the Executive’s employment is terminated by the Corporation pursuant to Section 2.1(a), or if the Executive resigns for Good Reason pursuant to Section 2.1(e), the Corporation shall pay the Executive (x) within 30 days of the date of termination, unreimbursed business expenses and accrued but unpaid Base Compensation through the date of termination, (y) when amounts are payable to other executives, any earned but unpaid annual bonus for the fiscal year prior to the fiscal year that includes the year of Executive’s termination of employment and (z) amounts or benefits due under any benefit plan, program or arrangement or payroll practice in accordance with the terms of such plan, program, arrangement or payroll practice (such amounts, including the payment timing thereof, the “Accrued Benefits”).  The Executive shall also be entitled to the following:
(i)          Severance.  Subject to Section 2.4(a)(v) and Section 4.1(a) hereof, the Corporation shall: (a) beginning with the first payroll period following the 30th day following the date of termination of Executive’s employment, continue to pay the Executive, in accordance with the Corporation’s normal payroll practice, her Base Compensation, as in effect immediately prior to such termination of employment, for the longer of the balance of the Term (up to a maximum of two (2) years) and the one year period commencing on the date of such termination (the “Severance Period”), provided that the initial payment shall include Base Compensation amounts for all payroll periods from the date of termination through the date of such initial payment; (b) pay to the Executive, when bonuses for the year of termination would otherwise be paid, a Pro-Rata Actual Annual Incentive Bonus (as defined below); and (c) pay to the Executive, on the last business day of the Severance Period, an amount equal to 175% of Executive’s Base Compensation as in effect immediately prior to such termination of employment. For purposes of this Agreement, the term “Pro Rata Actual Annual Incentive Bonus” means the annual bonus based on actual results for the fiscal year in which the Executive’s termination occurs, multiplied by a fraction, the numerator of which is the number of days from the first day of the fiscal year in which such termination occurs until the date of termination and the denominator of which is 365.  Notwithstanding the foregoing, in order to receive any severance benefits under this Section 2.4(a)(i), the Executive must sign and not timely revoke a release and waiver of claims against the Corporation, its successors, affiliates, and assigns, in a form reasonably acceptable to the Corporation for which any additional Executive obligations not in this Agreement are substantially similar to the additional obligations contained in the release and waivers of similarly situated former executives, on or prior to the 30th day following the date of termination of Executive’s employment.
(ii)          Stock Awards.  The Executive shall immediately vest in all unvested stock options, if any, and time-based restricted stock units (or other equity awards with only service-based vesting conditions) as of the date of termination of the Executive's employment.  With respect to vested stock options, if any (including stock options, if any, that vest pursuant to the preceding sentence), the Executive shall have three months from the date of termination of Executive's employment to exercise such vested options, but in no event later than the expiration date of such vested options.  With respect to any unvested PSUs or PRSUs (or any other equity awards with performance-based vesting conditions) awarded through the date on which the Executive's employment terminates, except as provided for in Section 4.1(a): (1) any unvested PRSUs (or other performance-based equity awards with pro-rata vesting) shall vest upon the Corporation's attainment of the applicable performance goals and shall be paid out as per the terms of the Incentive Plan as soon as practicable (but in no event later than 30 days) after each applicable vesting date without regard to Executive's continued employment; and (2) any unvested PSUs (or other performance-based equity awards with cliff vesting) shall remain outstanding and shall vest at the end of the applicable performance period based on the Corporation's actual degree of achievement of the applicable performance goals, and any such awards shall be paid in their entirety as per the terms of the Incentive Plan as soon as practicable (but in no event later than 30 days) after each applicable vesting date, without regard to Executive's continued employment.
(iii)          Welfare Plan Coverages.  The Executive shall continue to participate during the Severance Period in any group medical, dental or life insurance plan she participated in prior to the date of her termination, under substantially similar terms and conditions as an active employee (i.e., the Corporation shall continue to pay the Corporation’s portion of the cost of such participation); provided that participation in such group medical or dental  insurance plan shall only continue for as long as permitted under COBRA and further, shall correspondingly cease at such time as the Executive (a) becomes eligible for a future employer’s medical and/or dental insurance coverage (or would become eligible if the Executive did not waive coverage) or (b) violates any of the provisions of Article III as determined by the Corporation in its sole discretion.  Notwithstanding the foregoing, the Executive may not continue to participate in such plans on a pre-tax or tax-favored basis.  The amount of premiums paid by the Corporation shall be treated as taxable income to the Executive if the provision of such benefits on a non-taxable basis would subject the Executive to tax on the benefits received under section 105(h) of the Code. Unless contrary to applicable law, the Executive shall retain any right she may have to indemnification or legal representation, including any right Executive has to indemnification and legal representation under the Corporation's articles or bylaws and/or existing law.
(iv)          Retirement Plans.  Without limiting the generality of the foregoing, it is specifically provided that the Executive shall not accrue additional benefits under any pension plan of the Corporation (whether or not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended) during the Severance Period.
(v)          Section 409A.  Notwithstanding any provision in this Agreement to the contrary, no amounts shall be payable pursuant to Section 2.4 or Section 4.1(a) unless the Executive’s termination of employment constitutes a “separation from service” within the meaning of Section 1.409A-1(h) of the Department of Treasury Regulations.  If the Executive is determined to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Internal Revenue Code, as amended, and the rules and regulations issued thereunder (the “Code”), then no payment that is payable under Sections 2.4 or 4.1(a) hereof (the “Severance Payment”) on account of Executive’s “separation from service” shall be made before the date that is at least six months after the Executive’s “separation from service” (or if earlier, the date of the Executive’s death), but rather all such payments shall be made on the date that is five (5) business days after the expiration of that six month period, if and to the extent that the Severance Payment constitutes deferred compensation (or may be nonqualified deferred compensation) under Section 409A of the Code and such deferral is required to comply with the requirements of Section 409A of the Code.  For the avoidance of doubt, no portion of the Severance Payment shall be delayed for six months after the Executive’s “separation from service” if such portion (x) constitutes a “short term deferral” within the meaning of Section 1.409A-1(a)(4) of the Department of Treasury Regulations, or (y) (A) it is being paid due to the Corporation’s termination of the Executive’s employment without Cause or the Executive’s termination of employment for Good Reason; (B) it does not exceed two times the lesser of (1) the Executive’s annualized compensation from the Corporation for the calendar year prior to the calendar year in which the termination of the Executive’s employment occurs, or (2) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which the Executive’s employment terminates; and (C) the payment is required under this Agreement to be paid no later than the last day of the second calendar year following the calendar year in which the Executive incurs a “separation from service.”  For purposes of Section 409A of the Code, the Executive’s right to receive installment payments pursuant to Section 2.4(a) shall be treated as a right to receive a series of separate and distinct payments.  To the extent that any reimbursement of any expense under Section 1.4(e) or in-kind benefits provided under this Agreement are deemed to constitute taxable compensation to the Executive, such amounts will be reimbursed or provided no later than December 31 of the year following the year in which the expense was incurred.  The amount of any such expenses reimbursed or in-kind benefits provided in one year shall not affect the expenses or in-kind benefits eligible for reimbursement or payment in any subsequent year, and the Executive’s right to such reimbursement or payment of any such expenses will not be subject to liquidation or exchange for any other benefit.  The determination of whether the Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of the Executive’s separation from service shall be made by the Corporation in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treasury Regulation Section 1.409A-1(i) and any successor provision thereto).
(b)          If the Executive’s employment is terminated by reason of the Executive’s death or disability, pursuant to Sections 2.1(b) or 2.1(c), the Executive (or the Executive’s designee or estate) shall be entitled to the Accrued Benefits and whatever stock awards may have been provided to the Executive by the Corporation the terms of which shall be treated in the manner set forth in Section 2.4(a)(ii) of this Agreement.  In addition, Executive shall receive a Pro-Rata Actual Annual Incentive Bonus, in a lump sum when such bonuses would otherwise be paid.
(c)          If the Executive’s employment is terminated by the Corporation for Cause or by the Executive without Good Reason (as defined in Section 2.1(e)), the Executive shall receive the Accrued Benefits (other than pursuant to clause (y) of the definition of Accrued Benefits, if Executive’s employment is terminated for Cause).  The Executive’s rights with respect to any stock awards provided to the Executive by the Corporation shall be governed by the provisions of the Corporation’s Incentive Plan and the respective award agreements, if any, under which such stock awards were provided.

(d)          If the Executive’s employment terminates at the end of the Term as a result of delivery by either party of a NonExtension Notice as contemplated by Section 1.1, then subject to Article III hereof, (i) the Executive shall receive the Accrued Benefits, and (ii) the Executive shall be entitled to a Pro-Rata Actual Annual Incentive Bonus.  If the Executive’s employment terminates at the end of the Term, as it may be extended, as a result of the Corporation’s delivery of a NonExtension Notice as contemplated by Section 1.1, the Executive shall be entitled to receive the payments and benefits under Section 2.4(a)(i), 2.4(a)(ii) and 2.4(a)(iii). Notwithstanding the foregoing, in order to receive any severance benefits under this Section 2.4(d), the Executive must sign and not timely revoke a release and waiver of claims against the Corporation, its successors, affiliates, and assigns, in a form reasonably acceptable to the Corporation for which any additional Executive obligations not in this Agreement are substantially similar to the additional obligations contained in the release and waivers of similarly situated former executives, on or prior to the 30th day following the date of termination of Executive’s employment.

ARTICLE III
COVENANTS OF THE EXECUTIVE
3.1          Non-Compete.
(a)          The Corporation and the Executive acknowledge that: (i) the Corporation has a special interest in and derives significant benefit from the unique skills and experience of the Executive; (ii) the Executive will use and have access to proprietary and valuable Confidential Information (as defined in Section 3.2 hereof) during the course of the Executive’s employment; and (iii) the agreements and covenants contained herein are essential to protect the business and goodwill of the Corporation or any of its subsidiaries, affiliates or licensees.  Accordingly, except as hereinafter noted, or as consented to by the Corporation in writing, the Executive covenants and agrees that during the Term, and for the period of one (1) year following the termination of Executive’s employment for any reason, the Executive shall not provide any labor, work, services or assistance (whether as an officer, director, employee, partner, agent, owner, independent contractor, consultant, stockholder or otherwise) to a “Competing Business.”  For purposes hereof, “Competing Business” shall mean any business engaged in the designing, marketing or distribution of premium lifestyle products, including but not limited to apparel, home, accessories and fragrance products, which competes in any material respects with the Corporation or any of its subsidiaries, affiliates or licensees (in the case of licensees to the extent related to the Corporation’s products or marks).  Thus, Executive specifically acknowledges that Executive understands that she may not become employed by any Competing Business in any capacity for the period of one (1) year following the termination of her employment for any reason, provided that the Executive may (i) own, solely as an investment, securities of any entity which are traded on a national securities exchange if the Executive is not a controlling person of, or a member of a group that controls such entity and does not, directly or indirectly, own 2% or more of any class of securities of such entity and (ii) own and invest up to 2% of any hedge funds, private equity funds or other pooled investment vehicles so long as she is not actively involved with them.  For the avoidance of doubt, the Executive shall not violate this provision by providing services to a private equity firm (or one of its portfolio companies) which invests in a Competing Business so long as the Executive is not providing services directly or indirectly to such Competing Business.
(b)          It is acknowledged by the Executive that the Corporation has determined to relieve the Executive from any obligation of non-competition upon the expiration of the one year period following the termination of Executive's employment for any reason.  In consideration of that, and in consideration of all of the compensation provisions in this Agreement (including the potential for the award of equity grants that may be made to the Executive), Executive agrees to the provisions of Section 3.1 and also agrees that the non-competition obligations imposed herein are fair and reasonable under all the circumstances.
3.2          Confidential Information.
(a)          The Corporation owns and has developed and compiled, and will own, develop and compile, certain proprietary techniques and confidential information as described below which have great value to its business (referred to in this Agreement, collectively, as “Confidential Information”).  Confidential Information includes not only information disclosed by the Corporation and/or its affiliates, subsidiaries and licensees to Executive, but also information developed or learned by Executive during the course of, or as a result of, employment hereunder, which information Executive acknowledges is and shall be the sole and exclusive property of the Corporation.  Confidential Information includes all proprietary information that has or could have commercial value or other utility in the business in which the Corporation is engaged or contemplates engaging, and all proprietary information the unauthorized disclosure of which could be detrimental to the interests of the Corporation.  Whether or not such information is specifically labeled as Confidential Information by the Corporation is not determinative.  By way of example and without limitation, Confidential Information includes any and all information developed, obtained or owned by the Corporation and/or its subsidiaries, affiliates or licensees concerning trade secrets, techniques, know-how (including designs, plans, procedures, processes and research records), software, computer programs, innovations, discoveries, improvements, research, development, test results, reports, specifications, data, formats, marketing data and plans, business plans, strategies, forecasts, unpublished financial information, orders, agreements and other forms of documents, price and cost information, merchandising opportunities, expansion plans, designs, store plans, budgets, projections, customer, supplier and subcontractor identities, characteristics and agreements, and salary, staffing and employment information.  Notwithstanding the foregoing, Confidential Information shall not in any event include (A) Executive’s personal knowledge and know-how relating to merchandising and business techniques which Executive has developed over her career in the apparel business and of which Executive was aware prior to her employment, or (B) information which (i) was generally known or generally available to the public (or within the industry) prior to its disclosure to Executive; (ii) becomes generally known or generally available to the public (or within the industry) subsequent to disclosure to Executive through no wrongful act of any person or (iii) which Executive is required to disclose by applicable law or regulation or is requested to disclose by a court or pursuant to a governmental or regulatory investigation (provided that Executive, to the extent legally permitted, provides the Corporation with prior notice of the contemplated disclosure and reasonably cooperates with the Corporation at the Corporation’s expense in seeking a protective order or other appropriate protection of such information).  The Executive may also disclose Confidential Information to the extent reasonably appropriate, and subject to reasonable good faith efforts to protect the confidentiality of such information pursuant to a protective order or similar means, in connection with any litigation with the Company or any of its affiliates or subsidiaries which is directly related to the Executive’s employment or termination of employment.
(b)          Executive acknowledges and agrees that in the performance of her duties hereunder the Corporation will from time to time disclose to Executive and entrust Executive with Confidential Information.  Executive also acknowledges and agrees that the unauthorized disclosure of Confidential Information, among other things, may be prejudicial to the Corporation’s interests, and an improper disclosure of trade secrets.  Executive agrees that she shall not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any corporation, partnership, individual or other third party, other than in the course of her assigned duties and for the benefit of the Corporation, any Confidential Information, either during her Term of employment or thereafter.
(c)          The Executive agrees that upon leaving the Corporation’s employ, the Executive shall not take with the Executive any software, computer programs, disks, tapes, research, development, strategies, designs, reports, study, memoranda, books, papers, plans, information, letters, e-mails, or other documents or data reflecting any Confidential Information of the Corporation, its subsidiaries, affiliates or licensees, provided that the Executive shall be permitted to retain her personal address book to the extent it only contains contact information, and documents related to her compensation or reasonably needed for tax return preparation.
(d)          During the Term, Executive shall disclose to the Corporation all designs, inventions and business strategies or plans developed for the Corporation, including without limitation any process, operation, product or improvement.  Executive agrees that all of the foregoing are and shall be the sole and exclusive property of the Corporation and that Executive shall at the Corporation’s request and cost do whatever is necessary to secure the rights thereto, by patent, copyright or otherwise, to the Corporation.
(e)          Nothing in this Agreement shall be construed to prohibit Executive from reporting possible violations of law or regulation to any governmental agency or regulatory body or making other disclosures that are protected under any law or regulation, or from filing a charge with or participating in any investigation or proceeding conducted by any governmental agency or regulatory body.
(f)          Notwithstanding any other provision of this Agreement: (i) The Executive shall not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that: (A)   is made: (1) in confidence to a federal, state, or local government official, either directly or indirectly, or to any attorney; and (2) solely for the purpose of reporting or investigating a suspected violation of law; or (B)   is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding; (ii) If the Executive files a lawsuit for retaliation by the Corporation for reporting a suspected violation of law, the Executive may disclose the Corporation’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive: (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

3.3          Non-Solicitation of Employees.  The Executive covenants and agrees that during the term of her employment with the Corporation, and for a period of one (1) year following the termination of Executive’s employment for any reason whatsoever hereunder, the Executive shall not directly or indirectly solicit or influence any other employee of the Corporation, or any of its subsidiaries, affiliates or licensees, to terminate such employee’s employment with the Corporation, or any of its subsidiaries, affiliates or licensees, as the case may be, or to become employed by a Competing Business.  As used herein, “solicit” shall include, without limitation, requesting, encouraging, enticing, assisting, or causing, directly or indirectly.  Notwithstanding the foregoing, nothing in this Section 3.3 shall prohibit Executive from (i) soliciting or hiring any individual who served at any time during the Term as Executive’s personal secretary and/or assistant (provided that this shall exclude any former assistant that has since been promoted to the Senior Director or more senior level) or (ii) following Executive’s termination from employment with the Corporation, serving solely as a reference for any employee of the Corporation, but only with regard to entities with which she is not associated.
3.4          Nondisparagement. The parties agree that during the Term and thereafter  (whether or not the Executive is receiving any amounts pursuant to Sections 2.4 and 4.1), the parties shall not make any statements or comments to the press or externally that reasonably could be considered to shed an adverse light on the Executive (in the case of statements by the Corporation) or the business or reputation of the Corporation or any of its subsidiaries, affiliates or licensees, the Board or any officer of the Corporation or any of its subsidiaries, affiliates or licensees (in the case of the Executive); provided, however, the foregoing limitation shall not apply to (i) compliance with legal process or subpoena, (ii) statements in response to an inquiry from a court or regulatory body, or pursuant to an SEC or other regulatory disclosure obligation, (iii) statements permitted under Section 3.2(e) of this Agreement, (iv) following the Executive’s subsequent employment, normal competitive-type statements (in the case of the Executive, in the course of Executive’s performance of her duties to a subsequent employer) and (v) rebutting false or misleading statements made by others protected by this provision.  The obligations of the Corporation under this Section 3.4 shall be limited to the direct or indirect actions of its directors and SEC named executive officers during the period in which they are directors and/or SEC named executive officers.  For the avoidance of doubt, nothing in this Section is intended to confer on any person, other than the parties and their permitted successors, any right, remedy or obligation.
3.5          Remedies.
(a)          The Executive acknowledges and agrees that in the event the Executive has breached any provision of this Article III, that such conduct will constitute a failure of the consideration for which stock awards had been previously granted to the Executive or could be awarded in the future to Executive, and notwithstanding the terms of any stock award agreement, plan document, or other provision of this Agreement to the contrary, the Corporation may in the event of such breach notify the Executive that all unexercised stock options, performance share units, restricted stock units and other equity awards that Executive has are forfeited.  Further, the Executive shall immediately forfeit the right to receive any further grants of or vest any further in any unvested stock options, unvested restricted stock units, unvested performance share units, or other unvested equity awards of the Corporation at the time of such notice and Executive waives any right to assert that any such conduct by the Corporation violates any federal or state statute, case law or policy.  The Executive shall not be subject to forfeiture unless, without prejudice to the Corporation’s right to seek immediate equitable relief, she has been provided written notice of an alleged breach and, if curable, fourteen (14) days to cure.
(b)          If the Executive has breached any provision contained in this Article III, subject if applicable to the cure provision set forth in Section 3.5(a) above, the Corporation shall have no further obligation to make any payment or provide any benefit whatsoever to the Executive pursuant to this Agreement, and may also recover from the Executive all such damages as it may be entitled to at law or in equity.  In addition, the Executive acknowledges that any such breach is likely to result in immediate and irreparable harm to the Corporation for which money damages are likely to be inadequate.  Accordingly, the Executive consents to the Corporation’s right to seek injunctive and other appropriate equitable relief upon the institution of proceedings therefor by the Corporation in order to protect the Corporation’s rights hereunder.  Such relief may include, without limitation, an injunction to prevent:  (i) the breach or continuation of Executive’s breach; (ii) the Executive from disclosing any trade secrets or Confidential Information (as defined in Section 3.2); (iii) any Competing Business from receiving from the Executive or using any such trade secrets or Confidential Information; and/or (iv) any such Competing Business from retaining or seeking to retain any employees of the Corporation.
3.6          The provisions of this Article III shall survive the termination of this Agreement and Executive’s Term of employment.
ARTICLE IV
CHANGE IN CONTROL
4.1          Change in Control.
(a)          Effect of a Change in Control.  Notwithstanding anything contained herein to the contrary, if the Executive’s employment is terminated within twelve (12) months following a Change in Control (as defined in Section 4.1(b) hereof) during the Term by the Corporation for any reason other than Cause, or by the Executive for Good Reason, then:
(i)          Severance.  The Corporation shall pay to the Executive, in lieu of any amounts otherwise due to her under Section 2.4(a) hereof, within fifteen (15) days of the Executive’s termination of employment, or within the timeframe required by Section 2.4(a)(v) hereof if applicable, a lump sum amount equal to two (2) times the sum of: (A) the Executive’s Base Compensation, as in effect immediately prior to such termination of employment (without taking into account any reductions which would constitute Good Reason); and (B) Executive’s target bonus as in effect immediately prior to such termination of employment (without taking into account any reductions which would constitute Good Reason).  Notwithstanding the foregoing, solely to the extent necessary to comply with Section 409A of the Code, a portion of such lump sum payment will not be payable at such time if the duration of the Severance Period that would have otherwise applied under Section 2.4(a)(i) (had a Change in Control not occurred during the twelve-month period prior to such termination of employment) would have extended beyond the end of the second calendar year following the calendar year in which such termination of employment occurs (any such period beyond the end of such second calendar year is the “Extended Severance Payment Period”).  In addition, such other amounts that otherwise would have been payable to the Executive under Section 2.4(a)(i) had a Change in Control not occurred during the twelve (12) month period prior to such termination of employment, and that would have constituted nonqualified deferred compensation subject to Section 409A of the Code, will also not be included as part of such lump sum payment.  In such event, an amount equal to the aggregate installment payments that would have been payable during the Extended Severance Payment Period, and the amounts described in the preceding sentence, shall be deducted from the amount otherwise payable in a lump sum in accordance with the first sentence hereof.  Such deducted amount shall, instead, be payable at the same time that, and in the same manner as, such payments would have been paid if the Executive’s employment had been terminated pursuant to Section 2.4(a) hereof rather than within a twelve-month period following a Change in Control.
(ii)          Stock Awards.  Subject to Section 2.4(a)(v), the Executive shall immediately become vested in all unvested stock options, if any, and time-based restricted stock units granted to the Executive by the Corporation prior to the Change in Control and Executive will have six (6) months from the date of termination under this circumstance to exercise all vested options (but in no event later than the expiration date of such options).  In addition, subject to Section 2.4(a)(v), any other outstanding equity awards that are unvested shall be deemed vested immediately prior to such Change in Control.  Payments to the Executive with respect to any PSUs or RPSUs (or other equity awards with performance-based vesting conditions) whose vesting accelerates as described in this Section 4.1(a)(ii) will be calculated as if any applicable performance goals had been achieved at the specified target level and made as per the terms of the Incentive Plan but in no event later than thirty (30) days after the applicable vesting date.  (This Section 4.1(a)(ii) also shall apply if Executive is terminated by the Corporation Without Cause pursuant to Section 2.1(a), in contemplation of a Change in Control and the Change in Control actually occurs.)
(b)          Section 280G.  Notwithstanding the foregoing:
(1)          in the event the Corporation (or its successor) and the Executive both determine, based upon the advice of the independent public accountants for the Corporation, that part or all of the consideration, compensation or benefits to be paid to the Executive under this Agreement constitute “parachute payments” under Section 280G(b)(2) of the Code, then, if the aggregate present value of such parachute payments, singularly or together with the aggregate present value of any consideration, compensation or benefits to be paid to the Executive under any other plan, arrangement or agreement which constitute “parachute payments” (collectively, the “Parachute Amount”) exceeds 2.99 times the Executive’s “base amount”, as defined in Section 280G(b)(3) of the Code (the “Executive Base Amount”), the amounts constituting “parachute payments” which would otherwise be payable to or for the benefit of the Executive shall be reduced to the extent necessary so that the Parachute Amount is equal to 2.99 times the Executive Base Amount (the “Reduced Amount”); provided that such amounts shall not be so reduced if the Executive determines, based upon the advice of an independent nationally recognized public accounting firm (which may, but need not be the independent public accountants of the Corporation), that without such reduction the Executive would be entitled to receive and retain, on a net after tax basis (including, without limitation, any excise taxes payable under Section 4999 of the Code), an amount which is greater than the amount, on a net after tax basis, that the Executive would be entitled to retain upon his receipt of the Reduced Amount.
(2)          In the case of a reduction in the Parachute Amount pursuant to Section 4.1(b), the Parachute Amount shall be reduced in the following order: (i) payments that are payable in cash that are valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a) will be reduced (if necessary, to zero), with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity valued at full value under Treasury Regulation Section 1.280G-1, Q&A 24(a), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; (iii) payments that are payable in cash that are valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with amounts that are payable last reduced first, will next be reduced; (iv) payments and benefits due in respect of any equity valued at less than full value under Treasury Regulation Section 1.280G-1, Q&A 24, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24) will next be reduced; and (v) all other non-cash benefits not otherwise described in clauses (ii) or (iv) will be next reduced pro-rata.  Within ten days following such determination hereunder, the Corporation shall pay or distribute to or for the benefit of the Executive such amounts as are then due to the Executive under this Agreement and shall promptly pay or distribute to or for the benefit of the Executive such amounts as become due to the Executive under, and in accordance with the terms of, this Agreement.
(3)          As a result of the uncertainty in the application of Section 280G of the Code at the time of a determination hereunder, it is possible that payments will be made by the Corporation which should not have been made under clause (1) of this Section 4.1(b) (“Overpayment”) or that additional payments which are not made by the Corporation pursuant to clause (1) of this Section 4.1(b) should have been made (“Underpayment”).  In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Overpayment arises, any such Overpayment shall be treated for all purposes as a loan to the Executive which the Executive shall repay to the Corporation together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.  In the event that there is a final determination by the Internal Revenue Service, a final determination by a court of competent jurisdiction or a change in the provisions of the Code or regulations pursuant to which an Underpayment arises under this Agreement, any such Underpayment shall be promptly paid by the Corporation to or for the benefit of the Executive, together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code, but in no event later than the Executive’s taxable year following the year in which such final determination or change is made.
(c)          Definition.  For purposes hereof, a “Change in Control” shall mean the occurrence of any of the following:
          (i) the sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Corporation to any

“person” or “group” (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934 (“Act”)) other than Permitted Holders;

  (ii) any person or group is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50 percent of the total voting power of the voting stock of the Corporation, including by way of merger, consolidation or otherwise; provided, however, that for purposes of this Agreement, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Corporation or any of its affiliates, (II) any acquisition by any employee benefit plan sponsored or maintained by the Corporation or any of its affiliates, (III) any acquisition by one or more of the Permitted Holders, or (IV) any acquisition which complies with clauses (A), (B) and (C) of subsection (v) below;

  (iii) during any period of twelve (12) consecutive months, Present and/or New Directors cease for any reason to constitute a majority of the Board;

  (iv) the Permitted Holders’ beneficial ownership of the total voting power of the voting stock of the Corporation falls below 30 percent and either Ralph Lauren is not nominated for a position on the Board of Directors, or he stands for election to the Board of Directors and is not elected;

  (v) the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the “Surviving Company”), or (y) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the shares of voting stock of the Corporation that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the shares of voting stock of the Corporation were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power was among the holders of the shares of voting stock of the Corporation that were outstanding immediately prior to the Business Combination, (B) no person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company, or one or more Permitted Holders), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company) and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination; or

  (vi) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation.

For purposes of this Section 4.1(b), the following terms have the meanings indicated: “Permitted Holders” shall mean, as of the date of determination: (A) any and all of Ralph Lauren, his spouse, his siblings and their spouses, and descendants of them (whether natural or adopted) (collectively, the “Lauren Group”); and (B) any trust established and maintained primarily for the benefit of any member of the Lauren Group and any entity controlled by any member of the Lauren Group.  “Present Directors” shall mean individuals who at the beginning of any one year period were members of the Board.  “New Directors” shall mean any directors whose election by the Board or whose nomination for election by the shareholders of the Corporation was approved by a vote of a majority of the directors of the Corporation who, at the time of such vote, were either Present Directors or New Directors but excluding any such individual whose initial assumption of office occurs solely as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.
ARTICLE V
MISCELLANEOUS
5.1          Notice.  For the purposes of this Agreement, notices, demands and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or by facsimile or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:
If to the Executive:	Jane Nielsen Last address in the books and records of the Corporation

With copy to:	Katzke & Morgenbesser LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 Attn: Michael S. Katzke

If to the Corporation:	Ralph Lauren Corporation 625 Madison Avenue New York, New York 10022 Attn: General Counsel Fax: (212) 705-8386

or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

5.2          Modification or Waiver; Entire Agreement; End of Term.  No provision of this Agreement may be modified or waived except in a document signed by the Executive and the Corporation.  This Agreement, along with any documents incorporated herein by reference, including but not limited to the Term Sheet, constitutes the entire agreement between the parties regarding their employment relationship and supersedes all prior agreements, amendments, promises, covenants, representations or warranties, including but not limited to the 2016 Employment Agreement (unless stated otherwise herein).  To the extent that this Agreement is in any way inconsistent with any prior or contemporaneous stock award agreements between the parties, this Agreement shall control.  No agreements or representations, oral or otherwise, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement.  Any extensions or renewals of this Agreement must be in writing and must be agreed to by both the Corporation and the Executive.  Absent such extensions or renewals, this Agreement and all of its terms and conditions, except for those provisions in Article III as specified therein, and any other provisions that apply after the Term (such as the payment of severance, if applicable), shall expire upon the end of the Term.
5.3          Governing Law.  The validity, interpretation, construction, performance, and enforcement of this Agreement shall be governed by the laws of the State of New York without reference to New York’s choice of law rules.  In the event of any dispute, the Executive agrees to submit to the jurisdiction of any court sitting in Manhattan in New York State.
5.4          No Mitigation or Offset.  In the event the Executive’s employment with the Corporation terminates for any reason, the Executive shall not be obligated to seek other employment following such termination and there shall be no offset of the payments or benefits set forth herein.
5.5          Withholding.  All payments required to be made by the Corporation hereunder to the Executive or the Executive’s estate or beneficiaries shall be subject to the withholding of such amounts as the Corporation may reasonably determine it should withhold pursuant to any applicable law.
5.6          Attorney’s Fees.  Each party shall bear its own attorney’s fees and costs incurred in any action or dispute arising out of this Agreement and/or the employment relationship.  The Corporation shall directly pay for the reasonable attorney's fees Executive incurs in connection with review and negotiation of this Agreement, up to a maximum of $5,000.
5.7          No Conflict.  Executive represents and warrants that, except as disclosed to the Corporation prior to the date hereof, she is not subject to any non-competition or similar restrictions with any other company that will restrict or adversely affect her ability to perform services for the Corporation.  Executive also represents and warrants that she has not disclosed, will not disclose, and has no intention of disclosing any trade secrets or any confidential and/or proprietary business information of any other company to the Corporation or to any individual employed by or associated with the Corporation, nor has she or will she use any such information for the Corporation’s or her benefit.
5.8          Enforceability.  Each of the covenants and agreements set forth in this Agreement are separate and independent covenants, each of which has been separately bargained for and the parties hereto intend that the provisions of each such covenant shall be enforced to the fullest extent permissible.  Should the whole or any part or provision of any such separate covenant be held or declared invalid, such invalidity shall not in any way affect the validity of any other such covenant or of any part or provision of the same covenant not also held or declared invalid.  If any covenant shall be found to be invalid but would be valid if some part thereof were deleted or the period or area of application reduced, then such covenant shall apply with such minimum modification as may be necessary to make it valid and effective.  The failure of either party at any time to require performance by the other party of any provision hereunder will in no way affect the right of that party thereafter to enforce the same, nor will it affect any other party’s right to enforce the same, or to enforce any of the other provisions in this Agreement; nor will the waiver by either party of the breach of any provision hereof be taken or held to be a waiver of any prior or subsequent breach of such provision or as a waiver of the provision itself.
5.9          Miscellaneous. No right or interest to, or in, any payments shall be assignable by the Executive; provided, however, that this provision shall not preclude the Executive from designating in writing one or more beneficiaries to receive any amount that may be payable after the Executive’s death and shall not preclude the legal representative of the Executive’s estate from assigning any right hereunder to the person or persons entitled thereto.  If the Executive should die while any amounts would still be payable to the Executive hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the Executive’s written designee or, if there be no such designee, to the Executive’s estate.  This Agreement shall be binding upon and shall inure to the benefit of, and shall be enforceable by, the Executive, the Executive’s heirs and legal representatives and the Corporation and its successors.  The section headings shall not be taken into account for purposes of the construction of any provision of this Agreement.
5.10          Meaning of Signing This Agreement.  By signing this Agreement, Executive expressly acknowledges and agrees that (a) she has carefully read it and fully understands what it means; (b) she has been advised in writing to discuss this Agreement with an independent attorney of her own choosing before signing it and has had a reasonable opportunity to confer with her attorney and has discussed and reviewed this Agreement with her attorney prior to executing it and delivering it to the Corporation; (c) she has had answered to her satisfaction any questions she has with regard to the meaning and significance of any of the provisions of this Agreement; and (d) she has agreed to this Agreement knowingly and voluntarily of her own free will and was not subjected to any undue influence or duress, and assents to all the terms and conditions contained herein with the intent to be bound hereby.
5.11          Compliance with Section 409A.  The parties acknowledge and agree that, to the extent applicable, this Agreement shall be interpreted in accordance with, and the parties agree to use their best efforts to achieve timely compliance with, Section 409A of the Code and the Department of Treasury Regulations and other interpretive guidance issued thereunder (“Section 409A”), including without limitation any such regulations or other guidance that may be issued after the Effective Date.  Notwithstanding any provision of this Agreement to the contrary, in the event that the Corporation determines that any compensation or benefits payable or provided hereunder may be subject to Section 409A, the Corporation reserves the right (without any obligation to do so or to indemnify the Executive for failure to do so) to reasonably cooperate with Executive to adopt such limited amendments to this Agreement and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Corporation reasonably determines are necessary or appropriate to (a) exempt the compensation and benefits payable under this Agreement from Section 409A and/or preserve the intended tax treatment of the compensation and benefits provided with respect to this Agreement or (b) comply with the requirements of Section 409A.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the latter date and year set forth below.

RALPH LAUREN CORPORATION

/s/ Roseann Lynch	/s/ Jane Nielsen
By: Roseann Lynch	JANE NIELSEN
Title: Executive Vice President, Chief People and Global Human Rights Officer

Date: 2-28-2019	Date: 2-28-2019

Term Sheet
Jane Nielsen

March 31, 2019

Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer

Effective Date:	March 31, 2019

Reports To:	Chief Executive Officer

Base Salary:	$1,050,000 annually (less all applicable taxes and other deductions)

Executive Officer
Annual Incentive
Plan:	You will continue to be eligible to participate in the Executive Officer Annual Incentive Plan (EOAIP) for fiscal 2020, which begins on March 31, 2019.

•	Bonus target is 175% of fiscal year salary earnings
•	Bonus opportunity will be based 100% on total Company performance
•	Calculation can flex up or down by -10% to +10% based on achievement of strategic goals
•	The maximum bonus opportunity (including strategic goal adjustment) is capped at 350% of your fiscal year salary earnings

(At all times your bonus opportunity will be governed by and subject to the terms and conditions of the Company’s EOAIP as set forth in its annual EOAIP overviews or other similar documents, and nothing contained herein restricts the Company’s rights to alter, amend or terminate the EOAIP at any time.)

Long-Term
Incentive Plan:
You are eligible to participate in the Ralph Lauren Corporation 2010 Long-Term Stock Incentive Plan (“LTSIP”), as may be amended from time to time.  Stock awards are subject to ratification by the Compensation and Organizational Development Committee of the Board of Directors (“Compensation Committee”).  In accordance with the terms of the LTSIP, you will be eligible to receive an annual stock award with a target grant value of $3,000,000 beginning with the fiscal 2020 annual grant cycle.

One-Time
Stock Award:	The terms and conditions of the One-Time Stock Award included in the term sheet attached to the 2016 Employment Agreement shall remain in full force and effect.

Additional One-
Time Stock Award:
You will receive an additional one-time stock award (“Additional Stock Award”) which will be granted on March 31, 2019 (the “Grant Date”), subject to formal approval by the Compensation Committee with a value of approximately $6,000,000.  The Additional Stock Award shall be granted: 1) with $3,000,000 in the form of time-based Restricted Stock Units vesting in three equal annual installments with the first installment vesting on the two-year anniversary of the Grant Date, subject to continued service to each vesting date except as provided below, pursuant to the terms of the Plan, and each such vested share shall be settled as soon as practicable but not more than 30 days after the vesting date; and 2) with $3,000,000 in the form of Performance Share Units vesting in two installments.  The first $1,500,000 installment of the Performance Share Units (the “First installment”) shall vest in calendar year 2022, the vesting to occur within ninety (90) days following the last day of the Company’s fiscal year 2022 after certification of achievement of performance by the Compensation Committee. The performance criteria for the First Installment shall be determined by the Compensation Committee in or about the first quarter of fiscal year 2020 for fiscal years 2020-2022.  The second $1,500,000 installment of the Performance Share Units (the “Second Installment”) shall vest in calendar year 2024, the vesting to occur within ninety (90) days following the last day of the Company’s fiscal year 2024 after certification of achievement of performance by the Compensation Committee.  The performance criteria for the Second Installment shall be determined by the Compensation Committee in or about the first quarter of fiscal year 2022 for fiscal years 2022-2024.  Both installments shall be subject to continued service through the vesting date except as provided below, pursuant to the terms of the Plan, and each such vested share to be settled as soon as practicable but not more than 30 days after the vesting date. In the event your employment ends, any unvested Restricted Stock Units or Performance Share Units remaining from the grant of the Additional Stock Award shall either vest or be forfeited in accordance with the terms of Section 2.4 of the Employment Agreement.